Exhibit 2.


     All exhibits and schedules to this exhibit have been omitted except for Exhibit 4.6 and Schedule 2.1(ii). Katy Industries, Inc. will furnish supplementally a copy of any omitted schedule to the Commission upon request.







                     STOCK PURCHASE AGREEMENT

                              AMONG

         PENTLAND U.S.A. INC., MEDALLION SHOE CORPORATION

                               AND

                      KATY INDUSTRIES, INC.








             LOWENTHAL, LANDAU, FISCHER & BRING, P.C.
                         250 Park Avenue
                    New York, New York  10177
                          (212) 986-1116

                        TABLE OF CONTENTS

                                                             Page

SALE AND PURCHASE OF THE COMMON STOCK. . . . . . . . . . . . . .1

1.   Sale of Stock . . . . . . . . . . . . . . . . . . . . . . .1

PURCHASE PRICE, PAYMENT AND OTHER CLOSING MATTERS. . . . . . . .1

     2.1  Calculation and Allocation of Purchase Price . . . . .1
     2.2  Letters of Credit; Service Support . . . . . . . . . .6

CLOSING. . . . . . . . . . . . . . . . . . . . . . . . . . . . .6

     3.1  Closing. . . . . . . . . . . . . . . . . . . . . . . .6
     3.2  Obligations of the Sellers at Closing. . . . . . . . .7
     3.3  Obligations of the Purchaser at Closing. . . . . . . .8

REPRESENTATIONS AND WARRANTIES OF SELLERS. . . . . . . . . . . .8

4.   Representations and Warranties of Sellers . . . . . . . . .8
     4.1  Organization . . . . . . . . . . . . . . . . . . . . .8
     4.2  Authorization and Enforceability . . . . . . . . . . .8
     4.3  Conflicts. . . . . . . . . . . . . . . . . . . . . . .8
     4.4  Consents . . . . . . . . . . . . . . . . . . . . . . .9
     4.5  Capital Stock of Woods Industries; Woods Industries. .9
     4.6  Balance Sheets . . . . . . . . . . . . . . . . . . . 10
     4.7  Tax Matters. . . . . . . . . . . . . . . . . . . . . 10
     4.8  Compliance with Laws . . . . . . . . . . . . . . . . 13
     4.9  Actions and Proceedings. . . . . . . . . . . . . . . 13
     4.10 Contracts and Other Agreements . . . . . . . . . . . 14
     4.11 Leases . . . . . . . . . . . . . . . . . . . . . . . 14
     4.12 Licenses and Patents . . . . . . . . . . . . . . . . 15
     4.13 Accounts Receivable. . . . . . . . . . . . . . . . . 15
     4.14 Property . . . . . . . . . . . . . . . . . . . . . . 15
     4.15 Tangible and Intangible Property . . . . . . . . . . 15
     4.16 Accounts Payable . . . . . . . . . . . . . . . . . . 16
     4.17 Liabilities. . . . . . . . . . . . . . . . . . . . . 16
     4.18 Employee Benefit Plans . . . . . . . . . . . . . . . 16
     4.19 Insurance. . . . . . . . . . . . . . . . . . . . . . 17
     4.20 Officers, Directors and Employees. . . . . . . . . . 18
     4.21 Operations of Woods Industries . . . . . . . . . . . 18
     4.22 Transactions with Affiliates . . . . . . . . . . . . 19
     4.23 Environmental Protection . . . . . . . . . . . . . . 19
     4.24 Disclosure . . . . . . . . . . . . . . . . . . . . . 21
     4.25 Brokerage. . . . . . . . . . . . . . . . . . . . . . 21
     4.26 Knowledge. . . . . . . . . . . . . . . . . . . . . . 21

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. . . . . . . . 22

     5.   Representations and Warranties of the Purchaser. . . 22
     5.1  Organization . . . . . . . . . . . . . . . . . . . . 22
     5.2  Authorization and Enforceability . . . . . . . . . . 22
     5.3  Conflicts. . . . . . . . . . . . . . . . . . . . . . 22
     5.4  Pending Litigation or Proceedings. . . . . . . . . . 22
     5.5  Consents . . . . . . . . . . . . . . . . . . . . . . 23
     5.6  Brokerage. . . . . . . . . . . . . . . . . . . . . . 23

THE SELLERS' COVENANTS . . . . . . . . . . . . . . . . . . . . 23

6.   Covenants . . . . . . . . . . . . . . . . . . . . . . . . 23
     6.1  Agreements Not to Interfere With Business. . . . . . 23
     6.2  Notification of Certain Matters. . . . . . . . . . . 23
     6.3  Woods Worldwide Limited. . . . . . . . . . . . . . . 23
     6.4  Further Assurances . . . . . . . . . . . . . . . . . 24

THE PURCHASER'S COVENANTS. . . . . . . . . . . . . . . . . . . 24

7.   Covenants . . . . . . . . . . . . . . . . . . . . . . . . 24
     7.1  Notification of Certain Matters. . . . . . . . . . . 24

THE PURCHASER'S CONDITIONS TO CLOSING. . . . . . . . . . . . . 24

8.   Conditions Precedent to the Obligations of the
       Purchaser . . . . . . . . . . . . . . . . . . . . . . . 24
     8.1  Bringdown of Representations and Warranties. . . . . 24
     8.2  Performance and Compliance . . . . . . . . . . . . . 24
     8.3  Proceedings and Instruments Satisfactory . . . . . . 25
     8.4  Assets and Business Intact . . . . . . . . . . . . . 25
     8.5  Opinion of Counsel . . . . . . . . . . . . . . . . . 25
     8.6  HSR Approval . . . . . . . . . . . . . . . . . . . . 25

THE SELLERS' CONDITIONS TO CLOSING . . . . . . . . . . . . . . 25

9.   Conditions Precedent to the Obligations of the Sellers. . 25
     9.1  Bringdown of Representations and Warranties. . . . . 25
     9.2  Opinion of Counsel . . . . . . . . . . . . . . . . . 26
     9.3  HSR Approval . . . . . . . . . . . . . . . . . . . . 26

ACTIONS PENDING CLOSING. . . . . . . . . . . . . . . . . . . . 26

10.  Efforts . . . . . . . . . . . . . . . . . . . . . . . . . 26

EXPENSES . . . . . . . . . . . . . . . . . . . . . . . . . . . 26

     11.1 Sales and other Taxes. . . . . . . . . . . . . . . . 26
     11.2 Fees of KBNA . . . . . . . . . . . . . . . . . . . . 27
     11.3 Expenses . . . . . . . . . . . . . . . . . . . . . . 27

INDEMNIFICATION. . . . . . . . . . . . . . . . . . . . . . . . 27

     12.1 Indemnification. . . . . . . . . . . . . . . . . . . 27
     12.2 Indemnification Procedure. . . . . . . . . . . . . . 28

POST-CLOSING AND OTHER MATTERS . . . . . . . . . . . . . . . . 29

     13.1 Post-Closing Matters . . . . . . . . . . . . . . . . 29

MISCELLANEOUS. . . . . . . . . . . . . . . . . . . . . . . . . 30

     14.1  Survival. . . . . . . . . . . . . . . . . . . . . . 30
     14.2  Limitations on Warranties . . . . . . . . . . . . . 30
     14.3  Schedules . . . . . . . . . . . . . . . . . . . . . 30
     14.4  Notices . . . . . . . . . . . . . . . . . . . . . . 31
     14.5  Successors and Assigns. . . . . . . . . . . . . . . 32
     14.6  Governing Law . . . . . . . . . . . . . . . . . . . 32
     14.7  Non-Binding Mediation . . . . . . . . . . . . . . . 33
     14.8  Confidential Nature of Information. . . . . . . . . 33
     14.9  Publicity . . . . . . . . . . . . . . . . . . . . . 33
     14.10 Headings. . . . . . . . . . . . . . . . . . . . . . 33
     14.11 Entire Agreement. . . . . . . . . . . . . . . . . . 34
     14.12 Disclosure. . . . . . . . . . . . . . . . . . . . . 34
     14.13 Amendment . . . . . . . . . . . . . . . . . . . . . 34
     14.14 No Waiver . . . . . . . . . . . . . . . . . . . . . 34
     14.15 Counterparts. . . . . . . . . . . . . . . . . . . . 34
     14.16 Further Assurance . . . . . . . . . . . . . . . . . 34
     14.17 U.S. Dollars. . . . . . . . . . . . . . . . . . . . 34






                     STOCK PURCHASE AGREEMENT


     STOCK PURCHASE AGREEMENT ("the Agreement") dated December 2, 1996 by and between Pentland U.S.A. Inc., a Delaware corporation ("PUSA"), Medallion Shoe Corporation, a Delaware corporation ("Medallion", and together with PUSA, "Sellers"), and Katy Industries, Inc., a Delaware corporation (the "Purchaser").


                       W I T N E S S E T H:


     WHEREAS, PUSA owns 72 shares of common stock, no par value, (the "Common Stock") of Woods Industries, Inc., a Delaware corporation ("Woods Industries");

     WHEREAS, Medallion owns 8 shares of Common Stock of Woods
Industries, which, together with the 72 shares owned by PUSA, comprise all of the issued and outstanding shares of Common Stock of Woods Industries; and

     WHEREAS, the Sellers desire to sell to the Purchaser and the Purchaser desires to purchase from the Sellers all of the Common
Stock on the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and subject to the terms and conditions hereof, the parties hereby agree as follows:


              SALE AND PURCHASE OF THE COMMON STOCK


     1. Sale of Stock. Upon the terms, and subject to the conditions herein set forth, the Sellers shall sell, assign, transfer and deliver to Purchaser, and the Purchaser shall purchase from Sellers, the Common Stock, free and clear of all liens, claims, encumbrances, proxies, equities, purchase arrangements, shareholders' agreements, restrictions (other than restrictions upon transfer under applicable securities laws, if any), mortgages, charges, security interests and pledges of any nature whatsoever (collectively, "Claims").


        PURCHASE PRICE, PAYMENT AND OTHER CLOSING MATTERS

          2.1  Calculation and Allocation of Purchase Price.

                    (i) Purchase Price. As consideration for the transfer of the Common Stock, the Purchaser shall pay, in cash, Thirty-Eight Million One Hundred Thirty-Seven Thousand Dollars ($38,137,000.00) (the "Purchase Price"), subject to adjustments as provided for herein.

                    (ii) Net Asset Adjustment. The Purchase Price shall be increased or decreased as provided in this section. The "Net Asset Adjustment" shall be equal to the difference between
(A) the Net Assets of Woods Industries (as defined below) as of June 30, 1996 (the "Base Net Assets") which the parties agree is Fifty-Eight Million Four Hundred Forty-Seven Thousand Three Dollars $58,447,003, as computed and set forth on Schedule 2.1(ii), and (B) the Net Assets of Woods Industries as of the Effective Date (the "Closing Date Net Assets"). If the Closing Date Net Assets are greater than the Base Net Assets, then the Purchase Price shall be increased by the difference. If the Base Net Assets are greater than the Closing Date Net Assets, then the Purchase Price will be decreased by the difference. Notwithstanding anything contained herein to the contrary, in no event shall the Net Asset Adjustment made pursuant to this Section 2.1(ii), whether resulting in an increase or a decrease in the Purchase Price, exceed Twenty-Five Million Dollars ($25,000,000.00). For the purpose of this computation, the "Net Assets of Woods Industries" equals (i) the sum of the assets of Woods Industries categorized and detailed on the Balance Sheet as cash and cash equivalents, accounts receivable net, including Due from Woods Worldwide (operating expenses) inventories net (including inventories acquired with the proceeds of drawn letters of credit, whether or not received and in the physical possession of Woods Industries), prepaid expenses/other current assets, income tax (payable) receivable-state, property, plant and equipment net of accumulated depreciation, cash surrender value of life insurance, patents and trademarks, net, but specifically does not include the assets of Woods Industries categorized and detailed as Deferred tax assets, receivable from affiliates, organization costs and goodwill, less (ii) the sum of liabilities of Woods Industries categorized and detailed on the Balance Sheet as accounts payable, capital leases payable, accrued liabilities, accrued property and other taxes and other long term liabilities, but specifically does not include the liabilities of Woods Industries categorized and detailed as Note Payable-Marine Midland, amounts due affiliates, Asco Letters of Credit - in transit and discounted, accrued interest, income taxes payable (receivable, apart from state taxes) current and long term debts due affiliates, liabilities under employment contracts payments in respect whereof are required to be made under the terms of the employment agreements after the Closing Date, where Net Assets of Woods Industries are determined in accordance with generally accepted accounting principles applied on a basis consistent with prior practice of Woods and, further where the manner or methodology utilized in determining value of any category of assets included in the Closing Date Net Assets shall be the same manner or methodology utilized to value the same category of assets included in determining the Base Net Assets.

               (iii)     Sellers' Estimate.  On or before the third
(3rd) business day preceding the Closing Date, the Sellers shall furnish to the Purchaser a pro forma calculation of Closing Date Net Assets as of the Effective Date and a preliminary calculation of the Net Asset Adjustment, each calculated as specified in
Section 2.1(ii) of this Agreement and prepared in good faith by the Sellers (the "Sellers' Estimate"). The Sellers' Estimate, when approved by Purchaser, whose approval will not be unreasonably withheld, or as adjusted by the parties, will be utilized by the parties to determine the amounts to be paid at the Closing.

               (iv) Payment from Purchaser to Representative. On the Closing Date, the Purchaser shall deliver to Lowenthal, Landau, Fischer & Bring, P.C. as the representative of the Sellers (the "Representative"), on behalf of Woods Industries and the Sellers, an amount equal to ninety (90%) percent of the Purchase Price, as preliminarily adjusted under Section 2.1(ii) ("Adjusted Purchase Price"), by wire transfer of immediately available funds to an account or accounts designated by the Representative.

               (v) Payment of Debt and Expenses. At the Closing, the Representative shall apply the Adjusted Purchase Price proceeds received by it to pay in full all principal of, interest on, premium, if any, expenses, commissions and other amounts owing on account of the indebtedness of Woods Industries, including, but not limited to, those obligations identified on Exhibit 2.1(v) hereto, including, but not limited to, all amounts due and owing to: (a) Marine Midland Bank, (b) acceptances, including amounts due on drawn letters of credit, (c) Sellers, Asco Investments Limited, a Bahamian corporation ("Asco"), or affiliates, net of amounts due from Sellers, Asco or affiliates, (d) trust receipts; but excludes undrawn letters of credit as such amounts are outstanding on the Effective Date and as set forth in the payoff and discharge letters from the lenders thereof delivered to the Purchaser and Sellers at the Closing, and (e) all other obligations of Woods Industries except accounts payable, capital leases payable and accrued expenses. The Sellers shall be liable to pay any of the foregoing obligations to the extent not paid by the Representative.

               (vi) Net Purchase Price. The Adjusted Purchase Price, less the amounts paid pursuant to Section 2.1(v) above, is referred to herein as the "Net Purchase Price." At the Closing, after paying or making arrangements, on behalf of Woods Industries, for paying the amounts set forth in Section 2.1(v), the Representative shall pay the Net Purchase Price to the Sellers.
The Representative will deliver to the Sellers and Purchaser a certificate setting forth (A) the Purchase Price and its determination, (B) the amounts paid by the Representative pursuant to Section 2.1(v), together with copies of the relevant payoff letters, and (C) the amounts paid to the Sellers pursuant to this
Section 2.1(vi).



               (vii)     Closing Balance Sheet Procedures.

                         (A)  On or before December 31, 1996,
Purchaser may, but shall not be obligated to, conduct and complete, at its own expense, a physical count of the inventory of Woods Industries (the "Physical Inventory"), the results of which shall be rolled back to the Effective Date. If Purchaser determines to conduct a Physical Inventory it shall give Sellers at least ten days prior written notice thereof. The Sellers shall be entitled to have their representatives observe the Physical Inventory. In addition, the Sellers and the Purchaser shall jointly retain the Indianapolis and Denver offices of Price Waterhouse LLP (the "Accountant") to (1) audit and deliver its report on a balance sheet of Woods Industries as of the Effective Date (the "Closing Balance Sheet"), and (2) as derived from the information set forth thereon and from the results of the Physical Inventory, if conducted (or the records of Woods Industries if a Physical Inventory is not conducted), to determine the Closing Date Net Assets and the Net Asset Adjustment (the "Accountant's Calculations"). The Accountant shall make such determination in accordance with the provisions of Section 2.1(ii) above. Both offices of Accountant shall jointly participate in and agree upon all aspects of the work, including jointly performing all field work in connection with the Closing Balance Sheet determination. Each party agrees to reasonably cooperate with the Accountant and to provide access to personnel, financial records and such other information of Woods Industries as the Accountant may reasonably request in order to report on the Closing Balance Sheet and the Accountant's Calculations provided for herein. The Accountant shall deliver its report on the Closing Balance Sheet and the Accountant's Calculations for the approval of the parties within sixty (60) days following the Closing Date. In the event that (a) either or both of the parties disapproves of all or any portion of the Closing Balance Sheet or all or any portion of the Accountant's Calculations, as prepared or made by the Accountant, and (b) the parties are not able to agree upon a mutually acceptable Closing Balance Sheet and Accountant's Calculations within thirty (30) days following the date that the Accountant delivers such items to the parties as provided above (the "Deadline"), the parties agree to submit the matter or matters in dispute to the Indianapolis office of Ernst & Young for determination. Ernst & Young shall act as an expert rather than an arbitrator with respect to such determination. Ernst & Young shall be required to deliver its determination with respect to the disputed matters within fifteen
(15) days after the disputed matters are submitted to it. The determination of Ernst & Young shall, in the absence of manifest error, be conclusive and binding on the parties and shall be deemed final and not subject to mediation under Section 14.7 hereof or litigation.

                         (B)  The Purchase Price, and the amount
paid by the Purchaser in respect thereof, shall be adjusted as provided in Sections 2.1(vii)(C) and (D) below.

                         (C)  If the Purchase Price as adjusted by
the Net Asset Adjustment determined utilizing the amounts set forth on the Closing Balance Sheet and the Accountant's Calculations shall be less than the Adjusted Purchase Price, the amount of such discrepancy (the "Overpayment") shall be refunded by the Sellers to the Purchaser within five (5) days following the earlier of (i) the date the parties agree upon the Net Asset Adjustment, (ii) the date of resolution of any dispute among the parties with respect to the Net Asset Adjustment or (iii) the Deadline, if no party objects to the Closing Balance Sheet or Accountant's Calculations on or before the Deadline.

                         (D)  If the Purchase Price as adjusted by
the Net Asset Adjustment determined utilizing the amounts set forth on the Closing Balance Sheet and the Accountant's Calculations shall be greater than the Adjusted Purchase Price, the Purchaser shall pay the amount of such discrepancy (the "Underpayment") to the Sellers within five (5) days following the earlier of (i) the date the parties agree upon the Net Asset Adjustment, (ii) the date of resolution of any dispute among the parties with respect to the Net Asset Adjustment or (iii) the Deadline, if no party objects to the Closing Balance Sheet or Accountant's Calculations on or before the Deadline.

                         (E)  Any payments made by or on behalf of
the Sellers or the Purchaser on account of the Closing Balance Sheet procedures set forth in this Section 2.1(vii) shall include interest on the principal amount of such payment from the Closing Date until the date of such payment calculated over such period at a rate per annum equal to the rate announced in The Wall Street Journal as the "Prime Rate" in effect from time to time.

                         (F)  The fees and expenses of the
Accountant in performing the Closing Balance Sheet procedures pursuant to this Section 2.1(vii) and the fees of Ernst & Young, if applicable, shall be borne on a 50/50 basis equally by the Purchaser, on the one hand, and the Sellers on the other hand.

                         (G)  From the Effective Date through
December 31, 1996, Purchaser shall cause Woods Industries to maintain in effect all of the inventory control, shipping, billing and other procedures associated therewith as of the Effective Date so as to ensure that Woods Industries' physical inventory is properly protected, controlled and insured against all risks, including, but not limited to, fire, flood and theft. At all times until the completion of the Physical Inventory, Sellers shall be entitled, at their cost, to have their representative(s) on the premises of Woods Industries, at all its facilities, to review the inventory control, shipping, billing and other procedures associated therewith as being carried out by Woods Industries. Sellers' representatives shall have the right, to give effect to their responsibilities hereunder, to have access to all of Woods Industries' inventory control, shipping, billing and other records relevant thereto provided that Sellers' representatives shall not unreasonably interfere with the business operations of Woods Industries. Purchaser shall cause Woods Industries' employees to cooperate fully, properly and in a timely manner with Sellers representatives.

          2.2  Letters of Credit; Service Support.

               (a)  In addition to the payment of the Purchase
Price as provided in Section 2.1 above, the Purchaser shall and does hereby indemnify and hold (i) the Sellers and Asco harmless from each letter of credit issued for the account of Woods Industries and outstanding and undrawn on the Closing Date (the "Woods Industries L/C's") and deliver to Sellers and Asco a stand-by letter of credit from a bank and on terms and conditions acceptable to Sellers and Asco and (ii) the Sellers, Asco and Woods Worldwide Limited ("Woods Worldwide") harmless from each letter of credit issued for the account of Woods Worldwide and outstanding and undrawn on the Closing Date (the "Woods Worldwide L/C's" and together with the Woods Industries L/C's, the "Letters of Credit").

               (b) Exhibit 2.2 hereto sets forth a list of all outstanding and undrawn Letters of Credit issued for the account of Woods Industries and Woods Worldwide, which Exhibit 2.2 shall be updated by Sellers within ten days following the Closing Date to reflect Letters of Credit which may be drawn on within the several days prior to the Closing Date.

               (c) Sellers agree to cause Asco, Woods Worldwide and their affiliates, from and after the Effective Date, to continue to process all underlying purchase orders relating to the Letters of Credit, as agents for and on behalf of Purchaser; provided, however that Sellers shall not be obligated to, or to cause Asco, Woods Worldwide or any of their affiliates to, render any other services with respect to Letters of Credit or with regard to the goods sourced thereunder.

               (d) Each Woods Worldwide L/C has been issued with respect to a particular customer purchase order and has a "back-to-back" letter of credit issued on behalf of a customer. Sellers will cause Asco and its affiliates to remit to Woods Industries the excess proceeds received on each back-to-back letter of credit over amounts paid on each such Woods Worldwide L/C within five days after receipt of such proceeds.

                             CLOSING

          3.1 Closing. The closing of the transactions contemplated hereby (the "Closing") shall take place at 10:00 A.M., local time, on December 2, 1996 (the "Closing Date"), at the offices of Lowenthal, Landau, Fischer & Bring, P.C., 250 Park Avenue, New York, New York 10177 (or such other time and place as the Sellers and the Purchaser may agree in writing). Effective upon Closing, the transactions contemplated hereby shall be deemed to have been consummated as of close of business on November 30, 1996 (the "Effective Date").

          3.2  Obligations of the Seller at Closing.  At the
Closing, the Sellers shall deliver to the Purchaser:

               (a)  certificates representing all of the Common
Stock duly endorsed by the Sellers, transferring such Common Stock to the Purchaser;

               (b)  such other instruments of conveyance,
assignment and transfer, in form and substance reasonably satisfactory to the Purchaser's counsel, as shall be effective to transfer to the Purchaser all of the Sellers' right, title and interest in and to the Common Stock, as the Purchaser's counsel may reasonably request;

               (c) resignations of all directors and officers of Woods Industries. Woods Industries shall, as of the Closing Date, release each such director and officer from all claims and liabilities to or in respect of Woods Industries arising in connection with such person's service as a director or officer, other than claims and liabilities arising out of malfeasance, gross negligence, intentional misconduct or a knowing violation of law;

               (d)  all such consents, assignments or other
documents as may be required to enable Purchaser to assume liability for, and the benefit of, letters of credit issued to third parties for the benefit of Woods Industries and guaranteed by either Seller or the lenders, and all such other consents as may be required so as to waive conflicts set forth on Schedule 4.3(b);

               (e) all stock minute books, records and other properties of Woods Industries in the possession or control of Sellers and not already located at Woods Industries;

               (f)  a noncompetition agreement in the form of
Exhibit 3.2(f) executed by PUSA;

               (g) lease estoppels in the form of Exhibit 3.2(g) executed by the respective landlords shown therein;

               (h)  an option to purchase Woods Industries'
Mooresville, Indiana facility in the form of Exhibit 3.2(h) executed by PUSA; and

               (i) all other documents required to be delivered on or before the Closing by the Sellers to the Purchaser hereunder (to the extent not previously so delivered) or as may otherwise be reasonably required by the Purchaser's counsel in connection therewith.

          3.3  Obligations of the Purchaser at Closing.  At the
Closing, the Purchaser shall:

               (a)  pay the Adjusted Purchase Price to the
Representative;

               (b) deliver to the Sellers all such consents, assignments or other documents as may be required to give effect to the provisions of paragraph 2.2; and

               (c)  execute and deliver to the Sellers all
documents required to be delivered on or before the Closing by the Purchaser to the Sellers hereunder (to the extent not previously so delivered) or as may otherwise be reasonably required by the Sellers' counsel in connection herewith.


            REPRESENTATIONS AND WARRANTIES OF SELLERS

     4.   Representations and Warranties of Sellers.   Each Seller
jointly and severally represents and warrants to the Purchaser as follows:

          4.1  Organization.   Each Seller is a corporation duly
organized and validly existing and in good standing under the laws of Delaware. Each Seller has full corporate power and authority to enter into this Agreement and carry out the transactions contemplated hereby.

          4.2 Authorization and Enforceability. The execution, delivery and performance of this Agreement have been duly authorized by all required corporate proceedings taken on the part of each Seller. This Agreement, and the other instruments to be executed and delivered by Sellers, upon execution and delivery, will have been duly authorized, executed and delivered by Sellers and constitute the legal, valid and binding obligations of each Seller, enforceable against each Seller in accordance with their respective terms.

          4.3 Conflicts. Neither the execution and delivery of this Agreement and the instruments or documents to be delivered by Sellers pursuant to this Agreement, nor the consummation of the transactions contemplated by this Agreement or the compliance with the terms, conditions and provisions of this Agreement by Sellers will (a) contravene any provision of the Certificate of Incorporation or By-Laws of either Seller; (b) except as set forth in Schedule 4.3(b), conflict with or result in a breach of or constitute a default (or an event which might, with the passage of time or the giving of notice or both, constitute a default) under any of the terms, conditions or provisions of any indenture, mortgage, loan or credit agreement or any other agreement or instrument to which either Seller or Woods Industries is a party or by which either Seller or Woods Industries, or any of either Seller's assets or Woods Industries' assets may be bound or affected, or any judgment or order of any court or governmental department, commission, board, agency or instrumentality, domestic or foreign to which either Seller or Woods Industries is a party, or to the best of each Seller's knowledge, any applicable law, rule or regulation; or (c) result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the assets or stock of Woods Industries or give to others any interests or rights therein.

          4.4 Consents. Except for the unconditional approval ("HSR Approval") required from the Federal Trade Commission and/or the United States Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (the "Hart-Scott-Rodino Act") no consent, approval or authorization of, or registration or filing with, any person, including any financial institutions, governmental authorities or other regulatory agencies is required in connection with the execution and delivery by either Seller of this Agreement or the consummation of the transactions contemplated hereby.

          4.5  Capital Stock of Woods Industries; Woods Industries.

               (a)  The authorized capital stock of Woods
Industries consists of 2,500 shares of common stock, no par value, of which 80 shares are duly and validly issued and outstanding, fully paid and nonassessable and 20 shares are held in treasury. None of the Common Stock has been issued in violation of any laws pertaining to the issuance of securities or is subject to any preemptive or subscription rights. There are no outstanding options, warrants, calls, rights, agreements or commitments relating to the issuance, sale, delivery or transfer (including any right of conversion or exchange under any outstanding security or other instrument) of the capital stock of Woods Industries and there are no pledges, security interests, liens, charges, encumbrances, equity claims or options of whatever nature relating to or valued by the shares of capital stock of Woods Industries, including, but not limited to, phantom stock rights, SARs or any other profit participation rights. PUSA owns, and at Closing shall transfer to Purchaser, good, marketable and indefeasible title to 72 shares of Common Stock, free and clear of all Claims and Medallion owns, and at Closing shall transfer to Purchaser, good, marketable and indefeasible title to 8 shares of Common Stock, free and clear of all Claims.

               (b)  Woods Industries is a corporation duly
organized, validly existing and in good standing under the laws of the state of Delaware, with all requisite corporate power to own, lease and operate its properties and to carry on its business as now being conducted. Woods Industries is duly qualified to do business and in good standing in each jurisdiction where the conduct of its business or ownership of its properties requires such qualification, except where the failure to qualify could not reasonably be expected to result in any liability or adversely affect its operations. The Common Stock constitutes all the issued and outstanding capital stock of Woods Industries. Set forth on
Schedule 4.5(b) is a true and complete list of the incumbent directors and officers of Woods Industries. Woods Industries has no subsidiaries. In the course of its business, Woods Industries does not export any goods other than to Canada, Mexico, Central America and South America.

               (c) The books of account, minute books, stock record books, and other records of Woods Industries, all of which have been made available to Purchaser, are complete and have been maintained in accordance with sound business practices. The minute books of Woods Industries contain accurate and complete records of all formal meetings held of, and corporate action taken by, the stockholders, the Board of Directors, and committees of the Board of Directors of Woods Industries. At the Closing, all of those books and records will be in the possession of Woods Industries.

          4.6 Balance Sheets. The balance sheets of Woods Industries as at December 31, 1995, and June 30, 1996 and the accompanying statements of operations for the periods ended December 31, 1995 and June 30, 1996 are complete and accurate in all material respects and fairly present the financial condition and results of operations of Woods Industries as at such dates or for such periods, as the case may be, in accordance with United States generally accepted accounting principles consistently applied in all material respects. Such balance sheet as of June 30, 1996, a copy of which is attached hereto as Exhibit 4.6, is sometimes herein called the "Balance Sheet" and June 30, 1996 is sometimes herein called the "Balance Sheet Date".

          4.7  Tax Matters.

               (a) Except as described in Schedule 4.7, Woods Industries has timely filed all Returns (as defined in Section 4.7(g)(i) below) required to be filed prior to the date hereof, which Returns are all complete and accurate in all material respects, and has paid, or adequately reserved against, all federal, state, county, local, foreign and other taxes, including, without limitation, income taxes, estimated taxes, excise taxes, sales taxes, use taxes, franchise taxes, employment and payroll related taxes, property taxes and import and export duties (hereinafter "Taxes" or, individually, a "Tax"), required to be paid by it through the date hereof, and all deficiencies or other additions to tax, interest and penalties owed by it, in connection with any such Taxes, and will adequately reserve against all Taxes accruing through the Effective Date. Except as described in
Schedule 4.7, neither Woods Industries nor Seller has received notice of: (i) any audit or examination of any return of Woods Industries by any Federal, state, local or foreign tax authority; or (ii) any adjustment proposed by the Internal Revenue Service ("IRS") or any other agency of any liability for Taxes. Woods Industries has not executed any waiver of any statute of limitations applicable to any such return. To the extent that Woods Industries is a party to any tax sharing agreement, the parties agree that such tax sharing agreement shall be terminated before the Closing Date and as of the Closing Date Woods Industries shall have no further rights, benefits, liabilities or obligations thereunder.

               (b) (i) Purchaser and Sellers agree to treat the Effective Date as the last day of Woods Industries' taxable period for federal tax purposes.

                    (ii) Any Taxes for a taxable period beginning before the Effective Date and ending after the Effective Date with respect to Woods Industries shall be apportioned between Sellers, on the one hand, and Purchaser, on the other hand, based on (A) in the case of all real and personal property Taxes, on a per diem basis and (B) in the case of all other Taxes, on the actual operations of Woods Industries as determined from the books and records of Woods Industries during the portion of such period ending on the Effective Date (the "Pre-Closing Period") and the portion of such period beginning on the day following the Effective Date, and, for purposes of Subsection 4.7(c), each portion of such period shall be deemed to be a taxable period (whether or not it is in fact a taxable period).

               (c) (i) Sellers shall be entitled to any refunds or credits of Taxes attributable to or arising in taxable periods ending on or before the Effective Date.

                    (ii)  Purchaser or Woods Industries, as the
case may be, shall be entitled to any refunds or credits of Taxes attributable to or arising in taxable periods beginning on or after the Effective Date; provided, however, that if Purchaser or Woods Industries carries back an item of loss, deduction or credit back to a taxable period prior to the Effective Date (a "Subsequent Loss") and either Seller suffers an actual increase in Taxes or a reduction in a tax attribute as a result of the carryback of such Subsequent Loss (a "Tax Detriment"), Purchaser shall make such Seller whole for the full amount of such Tax Detriment.

                    (iii) Purchaser shall cause Woods Industries promptly to forward to Sellers or to reimburse Sellers for any refunds or credits due Sellers (pursuant to the terms of this Section 4.7) after receipt thereof, and Sellers shall promptly forward to Purchaser (pursuant to the terms of this Section 4.7) or reimburse Purchaser for any refunds or credits due Purchaser after receipt thereof.

               (d) Sellers shall prepare and file all Returns relating in whole or in part to taxable periods ending on or before or including the Effective Date that are required to be filed after the Effective Date. Purchaser and Sellers and their respective affiliates shall cooperate in the preparation of all such Returns. Such cooperation shall include, but not be limited to, furnishing prior years' Returns or return preparation packages illustrating previous reporting practices or containing historical information relevant to the preparation of such Returns. In the case of any state, local or foreign joint, consolidated, combined, unitary or group relief system Returns, such cooperation shall also relate to any other taxable periods in which one party could reasonably require the assistance of the other party in obtaining any necessary information.

               (e) Sellers shall at their own expense, control any audit or examination by any Taxing Authority ("Tax Audit") and initiate any claim for refunds, contest, resolve and defend any assessment, notice of deficiency or other adjustment or proposed adjustment relating to any and all Taxes for taxable periods ending on or before the Effective Date. Purchaser shall give prompt notice to Sellers of any such Tax Audit and cooperate with Sellers and their counsel with respect to the resolution of any issues in connection with any Tax Audit.

               (f) Prior to the Closing, Sellers shall make a capital contribution of any indebtedness owed to them from Woods Industries that will be treated as though Woods Industries satisfied such indebtedness with an amount of money equal to the Sellers' adjusted basis in the indebtedness pursuant to Section 108(e)(6) of the Internal Revenue Code of 1986 (the "Code"). No additional shares of stock of Woods Industries will be issued in connection with such capital contribution. Sellers shall use their best efforts to ensure that Woods Industries and Purchaser are not subject to a reduction of tax attributes pursuant to the provisions of Section 108(b) as a result of any capital contribution or forgiveness of indebtedness owed by Woods to Sellers or their affiliates.

                    (i)  Purchaser and Sellers agree that no
election will be made pursuant to Section 338 of the Code.

                    (ii) Sellers agree that Woods Industries shall not directly or indirectly accelerate or defer income or deductions of Woods Industries (e.g., through the timing of the payment or settlement of claims or expenses or the making of tax elections) for the purpose of benefiting Sellers and disadvantaging Purchaser.

                    (iv) Purchaser shall notify Sellers prior to the due date of filing of a return relating to taxes for the taxable period ending on or before the Effective Date of the existence of the amount, if any, of net operating loss of Woods Industries that Purchaser is unable to utilize so that Seller may elect to reattribute the net operating loss pursuant to Treas. Reg. 1.1502-20(g).

               (g) For purposes of this Section 4.7, the following terms shall have the meanings ascribed to them below:

                    (i) "Returns means returns, reports and forms required to be filed with any domestic or foreign taxing authority.

                    (ii)  "Tax Laws" means the Internal Revenue
Code of 1986 (as amended) and federal, state, county, local, or foreign laws relating to Taxes and any regulations or official administrative pronouncements released thereunder.

                    (iii) "Taxing Authority" means any governmental authority, domestic or foreign, having jurisdiction over the assessment, determination, collection, or other imposition of Tax.

          4.8  Compliance with Laws.  Except as may be described in
Schedule 4.8, Sellers (in respect of the business of Woods Industries) and Woods Industries are not in violation of (i) any applicable order, judgment, injunction, award or decree, or (ii) any federal, state, local or foreign law, ordinance or regulation or any other requirement of any governmental or regulatory body, court or arbitrator applicable to the business of Woods Industries and would not be in violation of any such law, ordinance, regulation or other requirement that has been enacted or adopted but is not yet effective if it were effective at the date hereof, the violation of which would have an adverse effect on the business of Woods Industries. Woods Industries has all licenses, permits, orders or approvals of any federal, state, local or foreign governmental or regulatory body (collectively "Permits") that are material to or necessary for the conduct of the business of Woods Industries and such permits are in full force and effect and listed on Schedule 4.8. Neither Woods Industries nor either Seller has received any written notice of any unresolved violation or alleged violation by Woods Industries of any zoning, building, occupational health and safety, fire, labor, health, safety or other applicable law, whether or not material, except as disclosed on Schedule 4.8.

          4.9  Actions and Proceedings.  Except as described in
Schedule 4.9, there are no outstanding orders, judgments, injunctions, awards or decrees of any court, governmental or regulatory body or arbitration tribunal against or involving Woods Industries or either Seller (in respect of the business of Woods Industries) and, except as described in Schedule 4.9, there are no actions, suits or claims or legal, administrative or arbitral proceedings or investigations pending, including all claims in excess of Five Thousand Dollars ($5,000.00) for which notice has been received by either Seller or Woods Industries and for which time to file a lawsuit is still open under applicable statutes of limitation, or, to the best of Sellers' knowledge, threatened (whether or not the defense thereof or liabilities in respect thereof are covered by insurance) against or involving Woods Industries or either Seller (in respect of the business of Woods Industries) or any of their properties or assets. There is no litigation or proceeding in which Woods Industries is a plaintiff or claimant, except as described in Schedule 4.9.

          4.10 Contracts and Other Agreements. Schedule 4.10 sets forth any contract and other agreement (other than sales or purchase orders entered into in the ordinary course of Woods Industries' business) and any amendment, supplement or modification thereof to which Woods Industries is a party, or by or to which it or its assets or properties are bound or subject with a value of One Hundred Thousand Dollars ($100,000.00) or more, has a duration of one (1) year or more or which restricts the right of Woods Industries from engaging in business freely anywhere in the world, or which is otherwise material to Woods Industries. True and complete copies of all such contracts and other agreements as set forth on Schedule 4.10 or on any other Schedule have been delivered or made available to the Purchaser. Each such contract or agreement is in full force and effect, is valid and enforceable in accordance with its terms, was entered into in the ordinary course of business, and was not, at the time of entering, at other than market rate. Neither Woods Industries nor any other party to such contracts or agreements is in receipt of any claim of breach nor does Woods Industries have knowledge of any breach or default by a party thereunder or any condition which, including the transactions contemplated hereby, with the giving of notice or passage of time, or both, could constitute a default thereunder. Except as set forth on Schedule 4.22, no such contract or agreement is with an affiliated or related party.

          4.11 Leases. Schedule 4.11 sets forth a list of all leases, subleases or other agreements under which Woods Industries is lessor or lessee of any real property. Such leases, subleases and other agreements are current in payment, in full force and effect, valid and enforceable in accordance with their respective terms and Woods Industries has not received any notice of any default thereunder and to the best of Sellers' and Woods Industries' knowledge, Woods Industries is not in default thereunder and no event has occurred which, with the giving of notice or the passage of time or both, would constitute a breach or default. The leasehold interests of Woods Industries are subject to no lien or encumbrance and Woods Industries enjoys a right of quiet possession against any lien or encumbrance on the property, except as otherwise provided in such leases, subleases and agreements and as set forth on Schedule 4.11. Prior to Closing, Sellers shall obtain any consents required in order to maintain each such lease in good standing after consummation of the transactions contemplated herein. Except as set forth on Schedule 4.22, no such lease is with an affiliated or related party.

          4.12 Licenses and Patents. Schedule 4.12 sets forth a complete and correct list of all licenses and agreements to which Woods Industries is a party and which pertain to trademarks.
Schedule 4.12 sets forth a complete list of trademark registrations and pending applications owned by Woods Industries (hereinafter "Trademarks"). Schedule 4.12 sets forth a complete list of patents and pending applications owned by Woods Industries (hereinafter "Patents"). The Trademarks and Patents have been duly maintained in force by filing appropriate renewals or related maintenance filings and all products made, used or sold thereunder have been marked with proper notice. The Trademarks and Patents registrations and pending applications are valid. Except as set forth in Schedule 4.12, (a) no claim adverse to the interests of Woods Industries in the Trademarks and Patents is pending or, to the best of Sellers' knowledge, has been threatened, (b) neither Woods Industries nor either Seller has received notice nor is otherwise aware of any infringement or other violation of Woods Industries' right in any of the Trademarks and Patents and (c) no litigation is pending wherein the Trademarks and Patents are alleged to infringe or violate the right of another. To the extent that any of the currently registered Trademarks and Patents and pending applications are not in the name of Woods Industries, Sellers will prior to Closing transfer such Trademarks and Patents to Woods Industries. Woods Industries does not own or use any Patents or design Patents or Trademarks except as set forth on
Schedule 4.12.

          4.13 Accounts Receivable.  Except as set forth in
Schedule 4.13, any accounts receivable owing to Woods Industries as at the Closing Date were created in the ordinary and normal course of the business of Woods Industries, represent valid, bona fide claims and are accurate and legally enforceable. All reserves for the allowance for doubtful accounts will be adequate as of the Closing Date. Nothing contained herein shall be deemed a representation or guaranty as to the collectibility of any of such accounts receivable. No account debtor has a right of offset or counterclaim against Woods Industries.

          4.14 Property.  The property of Woods Industries
(including that reflected on the Balance Sheet) has been accurately and completely reflected on the Balance Sheet and carried on the books of account of Woods Industries in accordance with United
States generally accepted accounting principles consistently applied.

          4.15 Tangible and Intangible Property. Except as set forth in Schedule 4.15, Woods Industries owns the entire right, title and interest to all tangible property (including, without limitation, furniture, leasehold improvements, equipment, fixed assets and fixtures) and intangible property used in its business including, without limitation, all of the tangible and intangible property reflected on the Balance Sheet, in each case, free and clear of any liens or encumbrances, except for property (other than Trademarks or Patents) disposed of in the ordinary course of business and consistent with past practices since the Balance Sheet Date. Woods Industries may not dispose of any Trademarks or Patents prior to the Closing.

          4.16 Accounts Payable. Woods Industries' accounts payable as set forth on the Balance Sheet represent a true and accurate record of all unpaid vendor transactions of Woods Industries as of the Balance Sheet Date, and thereafter were, and will continue to be, recorded and paid until the Closing Date in accordance with Woods Industries' normal accounting and payment practices, which comply with United States generally accepted accounting principles consistently applied in all material respects.

          4.17 Liabilities. As at the Balance Sheet Date, Woods Industries did not have any direct or indirect liabilities or obligations (whether accrued, unaccrued, liquidated, contingent, known or unknown or otherwise), including Taxes ("Liabilities"), except those which (i) were reflected or reserved against on the Balance Sheet, (ii) are disclosed on the Schedules hereto or (iii) are contracts or other agreements entered into in the ordinary course of business with unaffiliated parties under which there are no defaults which contracts or agreements are not disclosed on the Schedules because they do not meet the criteria set forth in
Section 4.10 of this Agreement for disclosure on the Schedules (the "Small Contracts"). Except as set forth in this Agreement, the Schedules attached hereto or the Small Contracts, on the Closing Date Woods Industries will not have any Liabilities, other than Liabilities incurred in the ordinary course of business consistent with past practices for accounts payable, capital leases payable and accrued expenses.

          4.18 Employee Benefit Plans.  Except as set forth in
Schedule 4.18, Woods Industries maintains no employee benefit plan or fringe benefit arrangement which does not constitute an employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). To the extent there are such plans or arrangements, they are in compliance in form and operation with all applicable requirements of law and regulation, including the filing of all tax or audit information returns related thereto. All such employee benefit plans which are employee pension benefit plans, as defined in
Section 3(2) of ERISA ("Employee Pension Benefit Plans"), which purport to comply with Section 401(a) of the Code, have been determined to be so qualified by the IRS, and nothing has occurred, since the date of the last such determination which resulted or is likely to result in the revocation of such determination. All group health plans, as defined under Code Section 5000(b)(1), maintained by or for Woods Industries comply in form and operation in all material respects with the COBRA health continuation coverage requirements under Section 4980B of the Code. There have been no "prohibited transactions" (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any employee benefit plan. There have been no "reportable events" (as described in Section 4043 of ERISA) with respect to any employee benefit plan subject to Title IV of ERISA, for which notice to the PBGC has not been waived, and no steps have been taken to terminate any such plan under a distress termination. None of the employee benefit plans or fringe benefit arrangements is the subject of any lawsuit, arbitration or other proceeding concerning any benefit claim (other than routine claims for benefits and qualified domestic relations orders) or any other matter, whether brought by or against a participant or beneficiary, a trustee, a plan administrator, Woods Industries, or any director, officer or employee thereof. Except as set forth on Schedule 4.18, (i) no employee benefit plans provide medical or death benefits (whether or not insured) with respect to any current or former employee of Woods Industries which continue beyond their retirement or other termination of service (other than (1) coverage mandated by law or (2) death benefits or disability benefits under any employee benefit plan), and (ii) with respect to any severance pay agreement, the consummation of the transactions contemplated by this Agreement will not accelerate the time of payment, vesting or increase the amount of compensation due to any individual covered by a severance pay agreement.

          4.19 Insurance. Schedule 4.19 sets forth a list and brief description of all policies of insurance held by or on behalf of Woods Industries (specifying the insurer and the policy number or covering note number, with respect to binders, describing each pending claim thereunder which is still open under applicable statutes of limitation of more than $5,000.00, setting forth the aggregate amounts paid out under each such policy through the date hereof and the aggregate limit, if any, of the insurer's liability thereunder). Such policies (and binders, if any), are valid and enforceable in accordance with their terms, are in full force and effect, have had all premiums paid and insure against risks and liabilities, but not including Hazardous Substances, to the extent and in the manner deemed appropriate and sufficient by Woods Industries and comparable to others in the industry. Woods Industries has not received (i) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or (ii) any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder.

          4.20 Officers, Directors and Employees. Schedule 4.20 sets forth (a) the name and total annual compensation of each officer and director and of each employee of Woods Industries earning in excess of Eighty Thousand Dollars ($80,000.00) per annum as of the date hereof; and (b) any contract, commitment or other agreement with respect to any officer, director or employee of Woods Industries dealing with compensation, benefits or any other aspect of their relationship, either directly or through affiliates, with Woods Industries. Woods Industries is not a party to any collective bargaining agreement or currently negotiating any such agreement. Except as set forth on Schedule 4.9, no complaint against Woods Industries is pending before the NLRB, the EEOC or any comparable state agency.

          4.21 Operations of Woods Industries. Except as set forth in Schedule 4.21, since the Balance Sheet Date, Woods Industries has not:

                    (i) amended its Certificate of Incorporation or By-Laws or merged with or into or consolidated with any other entity, subdivided or in any way reclassified any shares of its capital stock or changed or agreed to change in any manner the rights of its outstanding capital stock or the character of its business;

                    (ii)  issued or sold or purchased, or issued
warrants, options or rights to subscribe to, or entered into any contracts or commitments to issue or sell or purchase, any shares of its capital stock or securities convertible into or exchangeable for its capital stock;

                    (iii) paid any dividend or made any
distribution with respect to its capital stock;

                    (iv)  incurred any indebtedness for borrowed
money;

                    (v) waived any right of material value to its business;

                    (vi) made any change in its accounting methods or practices with respect to financial reporting or Taxes or made any change in depreciation or amortization policies or rates adopted by it;

                    (vii) except in the ordinary course of
business, entered into any lease (as lessor or lessee); sold, abandoned or made any other disposition of any of its tangible assets (no intangible assets have been sold, abandoned or disposed); granted or suffered any lien or other encumbrance on any of its assets or properties, entered into or amended any contract or other agreement to which it is a party, or by or to which it or its assets or properties are bound or subject, or pursuant to which it agrees to indemnify any party or to refrain from competing with any party;

                    (viii) except for property or equipment
acquired in the ordinary course of business, made any acquisition of all or any part of the assets, properties, capital stock or business of any other entity;

                    (ix) entered into any other material contract or other agreement or other material transaction and any contract, agreement, or other transaction (whether or not material) not in the ordinary course of business;

                    (x)   been advised that any of its existing
contracts for the performance of services is to be terminated or substantially modified;

                    (xi)  suffered any material adverse change in
its financial condition taken as a whole;

                    (xii) suffered any loss of or damage to any of its properties that impairs its ability to conduct its business;

                    (xiii) received notice from any material supplier, distributor or customer, and Sellers are not otherwise aware, that any such material supplier, distributor or customer intends to discontinue or materially and adversely change its relationship; or

                    (xiv) suffered any strike, work stoppage, slowdown, or any threat of the foregoing by its employees.

          4.22 Transactions with Affiliates. Except as set forth in Schedule 4.22 and except for any transactions contemplated by this Agreement or any of the other documents executed in connection with the transactions contemplated hereby, to the best of the Sellers' knowledge, there are no loans, leases, royalty agreements or other continuing transactions between Woods Industries, on the one hand, and, directly or indirectly through affiliated or related entities, any officer or director of Woods Industries or any person or entity owning five percent or more of any class of capital stock of Woods Industries, on the other hand. Any management agreement between Woods Industries and either Seller will be terminated as of the Effective Date. PUSA will cause Asco and Woods Worldwide to fully and in a timely fashion process the Letters of Credit pursuant to Section 2.2 hereof.

          4.23 Environmental Protection.  Except as set forth on
Schedule 4.23 or except as set forth on the environmental reports described in Paragraphs 1 and 2 of Schedule 4.23 (collectively, the "Environmental Reports"), copies of which have been delivered to and reviewed by Purchaser, with respect to such premises ("Premises") as are occupied by Woods Industries;

               (i) To the best of the Sellers' knowledge, Woods Industries has not caused or allowed, nor has Woods Industries contracted with any party for, the generation, use, transportation, treatment, storage or disposal of any Hazardous Substances (as defined below) in connection with the operation of its business in violation of any applicable law.

               (ii) To the best of Sellers' knowledge, Woods Industries, the operation of its business, and the Premises are in compliance with all applicable Environmental Laws (as defined below) and orders or directives of any governmental authorities having jurisdiction under such Environmental Laws, including, without limitation, any Environmental Laws or orders or directives with respect to any cleanup or remediation of any release or threat of release of Hazardous Substances.

               (iii) Woods Industries has not received any written notices of any proceedings, administrative actions, claims made since March 1993 or lawsuits, from any person, entity or governmental authority arising under any Environmental Laws out of the ownership or occupation of the Premises or the conduct of its operations, nor does Woods Industries know of any basis therefor.

               (iv)  Woods Industries has obtained and is
     maintaining in full force and effect all necessary permits, licenses and approvals required to be obtained by it under any Environmental Laws applicable to the Premises and the business operations conducted by Woods Industries thereon, all of which are listed on Schedule 4.23 and to the best of Sellers' knowledge, Woods Industries is in compliance with all such permits, licenses and approvals.

               (v)   To the best of the Sellers' knowledge, Woods
     Industries has not caused or allowed a release, or a threat of release, of any Hazardous Substance.

               (vi)  To the best of Sellers' knowledge, no
     Hazardous Substances are in, on, or migrating from any portion of the soils, surface or ground water at the Premises. Woods Industries has filed no notice with any governmental entity, and no such notice has been filed on behalf of Woods Industries or any other person, reporting a release of any Hazardous Substances into the environment related to or arising out of the Premises.

               (vii) To the best of the Sellers' knowledge, the Premises are not and have not been listed or proposed for listing on the Comprehensive Environmental Response, Compensation, Liability Act, 42 U.S.C. 6901 et seq., as amended, and are not and have not been the subject or contemplated subject of federal, state or local enforcement action or investigation.

               (viii) There has been no past, and there is no pending or contemplated, claim by either Seller relating to environmental matters based on the actions of others that may have impacted the Premises. Woods Industries has not entered into any agreement with any person regarding any Environmental Laws or environmental matter.

          For purposes of this Section, the term "Environmental Laws" shall mean any United States federal, state or local law, ordinance or regulation pertaining to the protection of human health or the environment, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sections 9601, et seq., the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. Sections 11001, et seq., and the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901, et seq. For purposes of this Section, the term "Hazardous Substances" shall include oil and petroleum products, asbestos, polychlorinated biphenyls and urea formaldehyde, and any other materials classified as hazardous or toxic under any Environmental Laws.

          4.24 Disclosure. Neither this Agreement nor any schedule, exhibit, statement, list or other written information furnished or to be furnished by Sellers or Woods Industries pursuant to this Agreement contains or will contain any untrue statement of a material fact or will omit to state a material fact necessary to make the statements made, in light of the circumstances in which they were made, not misleading.

          4.25 Brokerage. The Sellers will jointly and severally indemnify and hold Purchaser and Woods Industries harmless against any agreement or other action by the Sellers or Woods Industries which might cause anyone, including, but not limited to, Kleinwort Benson North America, Inc. ("KBNA"), to become entitled to a brokers fee or commission from Woods Industries or the Sellers as a result of the transactions hereunder.

          4.26 Knowledge. Whenever and wherever a representation or warranty is made "to the knowledge of" or "to the best of their knowledge," such representation or warranty shall include the knowledge of a particular fact or other matter if any individual who is serving as a director, chief executive officer, president or any vice president of either Seller or Woods Industries has, or at any time had, knowledge of such fact or other matter. An individual will be deemed to have "knowledge" of a particular fact or other matter only if such individual is actually aware of such fact or other matter.


         REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

     5.   Representations and Warranties of the Purchaser.
Purchaser represents and warrants to the Sellers that:

          5.1 Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has full corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby.

          5.2 Authorization and Enforceability. The execution, delivery and performance of this Agreement have been duly authorized by all required corporate proceedings taken on the part of the Purchaser. This Agreement constitutes, and the other instruments to be executed and delivered by the Purchaser, upon execution and delivery, will have been duly authorized, executed and delivered by the Purchaser and constitute the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms.

          5.3 Conflicts. The execution and delivery of this Agreement and the instruments or documents to be delivered by the Purchaser pursuant to this Agreement, the consummation of the transactions contemplated by this Agreement and compliance with the terms, conditions and provisions of this Agreement by the Purchaser will not (a) contravene any provisions of the Purchaser's certificate of incorporation or bylaws; (b) conflict with or result in a breach of or constitute a default (or an event which might, with the passage of time or the giving of notice or both, constitute a default) under any of the terms, conditions or provisions of any indenture, mortgage, loan or credit agreement or any other agreement or instrument to which the Purchaser is a party or by which it or its assets may be bound or affected, or any judgment or order of any court or governmental department, commission, board, agency or instrumentality, domestic or foreign, or any applicable law, rule or regulation; or (c) result in the creation or imposition of any lien, charge or encumbrance of any nature,whatsoever upon any of the Purchaser's assets or give to others any interests or rights therein.

          5.4 Pending Litigation or Proceedings. There are no actions, suits, investigations or proceedings pending or threatened against or affecting the Purchaser at law or in equity by or before any court or governmental department, agency or instrumentality that would prevent the Purchaser from consummating the transactions contemplated hereby.

          5.5 Consents. Except for HSR Approval, no consent, approval or authorization of, or registration or filing with, any person, including any financial institutions, governmental authorities or other regulatory agencies, is required in connection with the execution and delivery of this Agreement by the Purchaser or the consummation by the Purchaser of the transactions contemplated hereunder.

          5.6 Brokerage. The Purchaser will indemnify and hold the Sellers harmless against any agreement or other action by the Purchaser which might cause anyone to become entitled to a broker's fee or commission from the Sellers as a result of the transactions contemplated hereunder.


                      THE SELLERS' COVENANTS

     6.   Covenants.  Each Seller covenants and agrees as follows:

          6.1 Agreements Not to Interfere With Business. From and after the Closing Date and for a period of two years thereafter, such Seller shall not take any action, whether directly or indirectly, except with prior written approval of Purchaser, to solicit or hire any present or future employees of Woods
Industries.

          6.2 Notification of Certain Matters. Prior to the Closing Date, such Seller shall promptly notify Purchaser in writing of any breach or inaccuracy of any representation or warranty of Purchaser of which such Seller becomes aware; provided, however, that neither such notification, nor any knowledge by such Seller of such breach or inaccuracy, shall diminish or obviate any representation or warranty made by Purchaser under this Agreement, nor shall such notification or knowledge impair or limit the ability of the Seller to rely on such representation and warranty.

          6.3  Woods Worldwide Limited.   On the Closing Date, PUSA
shall cause Asco and Woods Worldwide to transfer to the Purchaser all of such parties' right, title and interest in and to the name "Woods Worldwide", and any and all combinations, variations and derivations thereof, as well as all good will and going concern value associated therewith. In addition, on the Closing Date and at all times thereafter, the Sellers shall, and shall cause Asco and Woods Worldwide to, cease to use, in any manner whatsoever, the name "Woods Worldwide", or any combination, variation or derivation thereof, or any other name that is similar thereto except in connection with Letters of Credit. On the Closing Date, the Seller shall cause Asco and Woods Worldwide to deliver to the Purchaser all documents and filings as may be necessary to effect a cancellation of such parties' rights to such name, such documents and filings to be fully executed and in form acceptable for filing by the Purchaser, and thereafter shall cooperate fully with the Purchaser in securing for the Purchaser full rights to and use of the name "Woods Worldwide".

          6.4 Further Assurances. From and after the Closing Date, the Sellers will execute and deliver such further instruments, furnish such further information and do such other acts and things as the Purchaser may reasonably request to convey and transfer all of the shares of Common Stock sold to the Purchaser and to carry out the intent of this Agreement so that Purchaser succeeds to full ownership of Woods Industries.


                    THE PURCHASER'S COVENANTS

     7. Covenants. The Purchaser covenants and agrees as follows:

          7.1 Notification of Certain Matters. Prior to the Closing Date, the Purchaser shall promptly notify the Sellers in writing of any breach or inaccuracy of any representation or warranty of the Sellers of which the Purchaser becomes aware; provided, however, that neither such notification, nor any knowledge by the Purchaser of such breach or inaccuracy, shall diminish or obviate any representation or warranty made by the Sellers under this Agreement, nor shall such notification or knowledge impair or limit the ability of Purchaser to rely on such representation and warranty.


              THE PURCHASER'S CONDITIONS TO CLOSING

     8. Conditions Precedent to the Obligations of the Purchaser. The obligation of the Purchaser to consummate the sale hereunder is subject to the fulfillment prior to or at the Closing of the following conditions (any one or more of which may be waived in whole or in part by written instrument at the option of the Purchaser):

          8.1 Bringdown of Representations and Warranties. Except for representations and warranties expressly made and intended to be as of the date of this Agreement, the representations and warranties of the Sellers contained in this Agreement shall be true and correct, in all material respects, when made and on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on and as of the Closing Date. The Sellers shall deliver to the Purchaser a certificate to such effect signed by the President or Chief Executive Officer or Chief Financial Officer of each Seller.

          8.2 Performance and Compliance. The Sellers shall have performed all of the covenants and complied with all of the provisions required by this Agreement to be performed or complied with by it on or before the Closing, and the Sellers shall have delivered to the Purchaser a certificate to such effect signed by the Chief Executive Officer or Chief Financial Officer of each Seller.

          8.3 Proceedings and Instruments Satisfactory. All actions, corporate or other, to be taken by the Sellers in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be reasonably satisfactory in form and substance to the Purchaser. The Sellers shall have complied with all applicable statutory requirements for the valid consummation by the Sellers of the transactions contemplated by this Agreement.

          8.4 Assets and Business Intact. Between the date hereof and the Closing, there shall not have been (a) a taking or condemnation for any public or quasi-public purpose or use by any competent authority or by any right of eminent domain of all or any material portion of the assets of Woods Industries, or (b) any damage, destruction or loss of any kind (whether or not covered by insurance) from any cause of all or any material portion of the assets of Woods Industries which will materially impair the Purchaser's ability to conduct the business after the Closing. In the event of a taking, condemnation, damage or destruction which does not result in an impairment of the Purchaser's ability to conduct the business, the Purchaser shall be entitled by way of a reduction in the Purchase Price to receive the fair market value of the assets of Woods Industries of which it has been deprived, or the cost to repair, restore or replace the same, whichever is greater. The Sellers shall be entitled to keep all condemnation or insurance proceeds relating to such event.

          8.5 Opinion of Counsel. The Purchaser shall have received from counsel for the Sellers an opinion dated the Closing Date in the form of Exhibit 8.5.

          8.6 HSR Approval. Receipt of unconditional HSR Approval or the applicable waiting period under the Hart Scott Rodino Act shall have expired or been terminated.


                THE SELLERS' CONDITIONS TO CLOSING

     9.   Conditions Precedent to the Obligations of the Sellers.
The obligations of the Sellers to consummate the sale hereunder are subject to the fulfillment prior to or at the Closing of the following conditions (any one or more of which may be waived in whole or in part by written instrument at the option of the Sellers):

          9.1 Bringdown of Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement shall be true and correct, in all material respects, when made and on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on and as of the Closing Date, and the Purchaser shall have delivered to the Sellers a certificate signed by its Chief Executive Officer to such effect.

          9.2 Opinion of Counsel. The Sellers shall have received from counsel for the Purchaser, an opinion dated the Closing Date in the form of Exhibit 9.2.

          9.3 HSR Approval. Receipt of unconditional HSR Approval or the applicable waiting period under the Hart Scott Rodino Act shall have expired or been terminated.


                     ACTIONS PENDING CLOSING

     10. Efforts. Subject to the terms and conditions hereof, each party hereto shall use all commercially reasonable efforts to consummate the transactions contemplated hereby as promptly as practicable. In furtherance of the foregoing:

          (i) The Sellers and the Purchaser will as promptly as practicable prepare and file with the Federal Trade Commission/the Department of Justice the notification and report forms required for the transactions contemplated hereby and any supplemental information that may be reasonably requested in connection therewith pursuant to the Hart Scott Rodino Act, which notification and report forms and supplemental information will comply in all material respects with the requirements of the Hart Scott Rodino Act. The Purchaser shall pay all filing fees required with respect to the notification, report and other requirements of the Hart Scott Rodino Act.

          (ii) The Sellers and the Purchaser will, as promptly as practicable, (A) make the required filings with, and take all reasonable actions to obtain the required authorizations, approvals, consents and other actions of, governmental authorities and (B) take all reasonable actions (not including the expenditure of money or the payment or delivery of other consideration) to obtain the required consents of other persons with respect to the transactions contemplated hereby.


                             EXPENSES

          11.1 Sales and other Taxes. All sales, use, transfer, intangible and other similar taxes or fees which may be due or payable in connection with the consummation of the transactions contemplated hereby, shall be paid by the party whom such tax or fee statute or ordinance places responsibility therefor.

          11.2 Fees of KBNA.  To the extent paid by Woods
Industries, Sellers will reimburse Woods Industries for all KBNA fees and expenses paid pursuant to the engagement letter between Woods Industries and KBNA. Sellers shall pay at Closing any such remaining fees and expenses.

          11.3 Expenses. Except as otherwise provided in this Agreement, each party will pay all expenses incurred by such party (and Woods Industries, with respect to Sellers) in connection with this Agreement and the transactions contemplated hereby, including all accounting, legal and appraisal fees.


                         INDEMNIFICATION

          12.1 Indemnification.  Subject to Section 12.2(c),
Sellers jointly and severally agree to indemnify, defend and hold harmless the Purchaser against and in respect of (a) any loss, liability, claim, obligation, damage or deficiency arising out of or resulting from any breach of the Sellers' representations, warranties, covenants or agreements contained in this Agreement or in any statement or certificate furnished or to be furnished to the Purchaser pursuant hereto, (b) any Taxes and any interest or penalties in connection therewith with respect to Woods Industries, Sellers, Asco, Woods Worldwide, their affiliates or their respective operations arising out of or with respect to any Pre-Closing Period, (c) any loss, liability, claim, obligation, damage or deficiency arising out of or resulting from any contract or agreement with Industries Corelmex S.A. de C.V. ("Corelmex") or any relationship with Corelmex known to either Seller, (d) any loss, liability, claim, obligation, damage or deficiency arising out of or resulting from any defect in any Series 414 Surge Suppressor product if such product was shipped to a customer prior to the Effective Date or in the inventory of Woods Industries at the Effective Date and (e) any actions, judgments, costs and expenses (including reasonable attorneys' fees) incident to any of the foregoing. The Purchaser hereby agrees to indemnify, defend and hold harmless the Sellers against and in respect of (A) any loss, liability, claim, obligation, damage or deficiency and any actions, judgments, costs and expenses (including reasonable attorneys' fees) incident thereto arising out of or resulting from any breach of the Purchaser's representations, warranties, covenants or agreements contained in this Agreement or in any statement or certificate furnished or to be furnished to the Seller in connection with the transactions contemplated hereby, and (B) any actions, judgments, costs and expenses (including reasonable attorneys' fees) incident to any of the foregoing. Any claim, the subject of this Section 12.1, shall be calculated net of (1) any insurance proceeds received by Woods Industries and/or the Indemnified Party (as defined in Section 12.2), and (2) the actual realized tax benefit to Woods Industries and/or the Indemnified
Party resulting from the claim which is the subject of the indemnity (taking into account any actual realized tax cost to Woods Industries and/or the Indemnified Party resulting from the claim which is the subject of the indemnity). The right to indemnification, payment of damages or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of damages, or other remedy based on such representations, warranties, covenants, and obligations.

          12.2 Indemnification Procedure.

     (a) Any party entitled to indemnification under Section 12.1 ("Indemnified Party") shall give written notice, within 30 days of becoming aware of a claim, to the other party from whom indemnity may be sought ("Indemnifying Party") of the occurrence of any item or incident, the assertion of any claim, or the commencement of any suit, action or proceeding which would give rise to a right of indemnification. Notwithstanding the foregoing, the failure to promptly give such notice shall not relieve the party of its indemnification obligation hereunder except to the extent such party is prejudiced thereby.

     (b) Upon notice, subject to the rights or duties of any insurer or other person having liability therefor, the Indemnifying Party may, with counsel reasonably satisfactory to such Indemnified Party, assume the defense of any such suit, action or proceeding, including its compromise or settlement, in which the outcome would give rise to a claim for indemnification, and the Indemnifying Party shall pay all costs and expenses thereof and shall be fully responsible for the outcome thereof. The Indemnifying Party shall give notice to the Indemnified Party as to its intention to assume the defense of the foregoing within ten (10) days after the date of the Indemnified Party's notice referred to in the preceding sentence. If an Indemnifying Party assumes the defense of such a suit, action or proceeding, (i) no compromise or settlement thereof may be effected by the Indemnifying Party without the Indemnified Party's consent (which shall not be unreasonably withheld) unless the sole relief is monetary damages that are paid in full by the Indemnifying Party and (ii) the Indemnified Party shall have no liability with respect to any compromise or settlement thereof effected without its consent (which shall not be unreasonably withheld).

     (c) The Indemnified Party shall fully cooperate with the Indemnifying Party and make available to it, at the Indemnifying Party's expense, all pertinent information within the control of the Indemnified Party which the Indemnifying Party reasonably requires in connection with its handling of such suit, action or proceeding. Each party's sole and exclusive remedy for money damages resulting from the breach of any representation, warranty, covenant or agreement made by the other party in this Agreement or in any Schedule or Exhibit attached hereto, shall be a claim for indemnity under Section 12. The provisions for indemnity under
Section 12.1 shall be effective only when the aggregate amount of all claims made by the Sellers against the Purchaser or by the Purchaser against Sellers for which such other party has an indemnification obligation under such Sections, together with attendant costs, exceeds One Hundred Fifty Thousand Dollars ($150,000.00) in which case Sellers or the Purchaser, as the case may be, shall be liable for all such amounts; except that any claims, with respect to the payment of KBNA's fees or Sellers' payments pursuant to Section 2.1(v) shall not be subject to such One Hundred Fifty Thousand Dollar ($150,000.00) floor. In addition to the foregoing, notwithstanding anything contained herein to the contrary, the indemnification obligations of each of the parties pursuant to Section 12.1 shall in no event exceed, in the aggregate, Five Million Dollars ($5,000,000.00); provided, however, that the foregoing limitation shall not apply to any claim for indemnification made by the Purchaser (i) arising out of any failure of the Sellers to deliver to the Purchaser good and marketable title in and to the Common Stock, free and clear of any Claims and (ii) under Section 12.1(b) of this Agreement.


                  POST-CLOSING AND OTHER MATTERS

          13.1 Post-Closing Matters. The Purchaser will, after the Closing Date, afford the Sellers and its representatives reasonable access during normal business hours to the offices, facilities, books, records, officers and employees of Woods Industries to the extent reasonably requested by the Sellers and related to periods prior to the Effective Date. Without limiting the generality of the foregoing, the Purchaser will, and will cause Woods Industries, to cooperate with the Sellers in the defense of any litigation (including, without limitation, making personnel available for purposes of trial preparation and testimony) and providing information requested by Sellers for the preparation of any tax returns.


                          MISCELLANEOUS

          14.1 Survival. The representations, warranties, covenants and agreements contained in this Agreement, including the Schedules or Exhibits hereto, shall survive the Closing for a period of twenty-four (24) months; provided, however, (a) the representations and warranties of Seller set forth in Section 4.7 shall survive the Closing for any periods of applicable statutes of limitations for tax claims; and (b) the representations and warranties of Seller set forth in Sections 4.1, 4.2, 4.3, 4.4 and
4.5 shall survive the Closing forever. The expiration of any representation or warranty, covenant or agreement shall not affect any claim made with respect thereto prior to the date of such expiration, but shall extinguish a party's rights under claims not made prior to such date whether or not such claims were known or unknown as of the date of expiration.

          14.2 Limitations on Warranties. The Sellers make no representations or warranties with respect to any projections, forecasts or forward-looking information provided to the Purchaser. There is no assurance that any projected or forecasted results will be achieved. EXCEPT AS TO THOSE MATTERS EXPRESSLY COVERED BY THE REPRESENTATIONS AND WARRANTIES SET FORTH HEREIN, THE SELLERS DISCLAIM ALL REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, AS TO ANY OTHER INFORMATION OR MATTERS. THIS DISCLAIMER DOES NOT DISCLAIM ANY SECURITIES FRAUD WHICH PURCHASER MAY RAISE UNDER COMMON LAW OR UNDER ANY FEDERAL OR STATE SECURITIES STATUTE. The Purchaser acknowledges that neither Woods Industries nor either Seller nor any other person or entity has made any representation or warranty, express or implied, as to the accuracy or completeness of any information which is not included in this Agreement or the Schedules and neither Sellers nor any other person or entity will have or be subject to any liability to the Purchaser, any affiliate thereof or any other person or entity resulting from the distribution of any such information to, or use of any such information by, the Purchaser, any affiliate thereof or any of their agents, consultants, accountants, counsel or other representatives. Without limitation of the foregoing, to the extent that any offering memoranda or summaries prepared by the Sellers, Woods Industries or by any of their respective advisors or representatives are or have been provided to the Purchaser, the Purchaser acknowledges and agrees that no representation or warranty is made as to the completeness or accuracy of such memoranda or summaries.

          14.3 Schedules. Any fact or item in any portion of any Schedule shall be deemed to be disclosed with respect to any other relevant schedule, whether or not an explicit cross-reference appears. No representation or warranty hereunder shall be deemed to be inaccurate if the actual situation is disclosed in any Schedule. Neither the specification of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in any Schedule hereto is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not material for purposes of this Agreement.

          14.4 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered or telefaxed or, if mailed, three days after mailing by United States first--class certified or registered mail, postage prepaid, to the other party at the following addresses (or at such other address as shall be given in writing by any party to the other):

               If to Seller:

               Pentland U.S.A. Inc. or Medallion Shoe Corporation
               3333 New Hyde Park Road
               New Hyde Park, New York
               Attention: Nahum G. Shar
               FAX #: (516) 365-3451

               With copies to:

               Lowenthal, Landau, Fischer & Bring, P.C.
               250 Park Avenue
               New York, New York 10177
               Attention: George N. Abrahams, Esq.
               FAX #: (212) 986-0604

               and

               Pentland Group plc
               The Pentland Center
               Squires Lane, Finchley
               London N32QL
               Attention: Clive R.  Kelly, Esq.
               FAX #: 011 441 181 343 4876

               If to Purchaser:

               Katy Industries, Inc.
               6300 S. Syracuse Way
               Suite 300
               Englewood, Colorado  80111
               Attention:  John R. Prann, Jr.
               FAX #:  (303) 290-9344
               With a copy to:

               Holleb & Coff
               55 E. Monroe Street
               Suite 4100
               Chicago, Illinois  60603
               Attention:  Arthur R. Miller, Esq.
               FAX #:  (312) 807-3900

or to such other addresses as to which notice has been duly given.

          14.5 Successors and Assigns. This Agreement, and all rights and powers granted hereby, will bind and inure to the benefit of the parties hereto and their respective successors, assigns and personal representatives but shall not be construed to confer any right or benefit upon any other party. This Agreement may not be assigned by either Seller or the Purchaser without the prior written consent of the other; except that the Purchaser may assign this Agreement to a wholly-owned subsidiary of the Purchaser, provided the Purchaser guarantees in writing the full payment and performance of all of the obligations of the Purchaser hereunder.

          14.6 Governing Law. Except as otherwise provided herein or in any document delivered pursuant hereto, this Agreement has been made, executed and delivered in and is to be governed and construed in accordance with the laws of the State of Indiana without reference to principles of conflicts of laws. Any judicial proceeding brought against any party hereto with respect to this Agreement or any transaction contemplated hereby shall be brought in the courts of the State of Indiana having situs in Marion County, Indiana or in the United States District Court for the Southern District of Indiana, and, by execution and delivery of this Agreement, each of the parties hereto (i) accepts, generally and unconditionally, the exclusive jurisdiction of such court and any related appellate court, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement, subject, in each case, to all rights to appeal such decisions to the extent available to the parties and (ii) irrevocably waives any objection it may now or hereafter have as to the venue of any such suit, action or proceeding brought in such court or that such court is an inconvenient forum. Each party hereto hereby waives personal service of process and consents that service of process upon it may be made by delivery or by certified or registered mail, return receipt requested, at its last known address and service so made shall be deemed completed on the date of delivery or on the fifth business day after such service is deposited in the mail, as the case may be. Nothing herein shall affect the right to serve process in any other manner permitted by law. Each party hereby waives trial by jury in any judicial proceedings involving, directly or indirectly, any matter in any way arising out of, related to or connected with this Agreement whether sounding in contract, tort or otherwise.

          14.7 Non-Binding Mediation. Any controversy or claim arising out of or relating to this Agreement, its interpretation, the breach or the consummation thereof, or the closing contemplated thereunder, or the respective rights or obligations of the parties, shall be first subject to non-binding mediation administered by the American Arbitration Association (the "Mediator"). In the event that such controversy or claim cannot be resolved pursuant to mediation within thirty (30) days after such matter is submitted to the Mediator as provided above such controversy or claim may be settled by arbitration upon the written arbitration agreement made at that time of all parties, and failing such arbitration agreement, by litigation.

          14.8 Confidential Nature of Information. Each of the parties hereto shall treat in confidence all documents, materials and other information which it shall have obtained regarding the other during the course of the negotiations leading to the execution of this Agreement, in the investigation of the other, and in the preparation of agreements and other documents relating to the consummation of such transaction, and shall, upon request, return all originals and copies of non-public documents and materials which have been furnished in connection therewith, except documents, materials and other information (a) ascertainable or obtained from public or published information, (b) received from a third party not known to the party receiving such information to be under an obligation to any other party hereto to keep such information confidential, (c) which is or becomes known to the public (other than through a breach of this Agreement), (d) which the party in possession of such information can demonstrate was in its possession prior to disclosure thereof to such party in connection with this Agreement, or (e) which the party in possession of such information independently developed.

          14.9 Publicity. Until the Closing Date, both parties hereto agree not to issue any press release or to otherwise make any public statement with respect to the transactions contemplated hereby except as may be required by law, the London Stock Exchange or the New York Stock Exchange, in which event such press release or public statement shall be made only after consultation with the other party hereto; then and thereafter, no such public announcement shall be made without the consent, which shall not be unreasonably withheld, of both parties.

          14.10 Headings. The headings preceding the text of the paragraphs and subparagraphs hereof are inserted solely for convenience of reference and shall not constitute a part of this Agreement nor shall they affect its meaning, construction or effect.

          14.11 Entire Agreement. This Agreement and the Schedules and Exhibits hereto, each of which is hereby incorporated herein, set forth all of the promises, covenants, agreements, conditions and undertakings between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, inducements or conditions, express or implied, oral or written.

          14.12 Disclosure. Any matter disclosed in this Agreement or in any Schedule hereto shall be deemed disclosed with respect to all other representations or warranties or Schedules to which such disclosure would be applicable.

          14.13 Amendment. This Agreement may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

          14.14 No Waiver. No waiver of any breach or default hereunder shall be considered valid unless in writing, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

          14.15 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together constitute one and the same agreement.

          14.16 Further Assurance. The parties hereto agree that they will, without further consideration, from time to time hereafter, execute and deliver such other documents, and take such other action, as may reasonably be requested by the other in order to more effectively consummate the transactions contemplated hereby, and, with respect to each Seller, to confirm and assure to the Purchaser title to all of the Common Stock.

          14.17 U.S. Dollars. Unless otherwise specifically stated, all dollar figures set forth herein are in United States dollars, and all financial calculations and amounts called for or referred to herein shall be made in or shall be deemed to refer to United States dollars. For purposes of this Agreement, all translations from foreign currencies to United States dollars shall be made using the exchange rates prevailing on the effective date of such calculation.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

                                   PENTLAND U.S.A. INC.


                                   By:  Nahun G. Shar
                                        President


                                   MEDALLION SHOE CORPORATION


                                   By:  Nahun G. Shar
                                        Assistant Secretary


                                   KATY INDUSTRIES, INC.


                                   By:  Glenn W. Turcotte
                                        Executive Vice President





                             EXHIBITS


2.1(v)    Indebtedness of Woods Industries

2.2       Outstanding Undrawn Letters of Credit

3.2(f)    Noncompetition Agreement

3.2(g)    Lease Estoppels

3.2(h)    Mooresville Option

4.6       Balance Sheet

8.5       Sellers' Counsel's Opinion

9.2       Purchaser's Counsel's Opinion


                            SCHEDULES


2.1(ii)   Base Net Assets

4.3(b)    Conflicts, Breaches or Defaults

4.5(b)    Incumbent Directors and Officers

4.7       Tax Matters

4.8       Compliance with Laws; Permits

4.9       Actions and Proceedings

4.10      Contracts and Other Agreements

4.11      Leases

4.12      Licenses and Patents

4.13      Accounts Receivable

4.15      Tangible and Intangible Property

4.18      Employee Benefit Plans

4.19      Insurance

4.20 Officers, Directors and Employees names and total compensation in excess of $80,000.

4.21      Operations

4.22      Transactions with Affiliates

4.23      Environmental Protection



                                 Exhibit 4.6

  Woods Industries, Inc.
  Balance Sheet
  June 30, 1996

                                                         30-Jun-96
                                                          Offering
                                                         Memorandum
                                                         ----------

Assets to Be Sold
  Cash and Cash Equivalents                              (1,157,820)
  Accounts Receivable, Net                               23,493,000
  Inventories, Net                                       35,731,636
  Prepaid Expenses and Other Current Assets                 475,633
  Income Tax Receivable (Payable)

  Property, Plant and Equipment
  Cost                                                   21,457,674
  Accumulated Depreciation                               (8,133,897)
                                                         ----------
  Net Property, Plant and Equipment                      13,323,777

  Cash Surrender Value of Life Insurance                    164,352

  Patents and Trademarks, Net                               426,166

Total Assets to Be Sold                                  72,456,744

Assets Excluded From Sale
  Deferred Tax Assets
  Receivable from Affiliates
  Organizational Costs
  Goodwill                                                3,952,183

Total Assets Excluded From Sale                           3,952,183

Total Assets                                             76,408,927


Liabilities to Be Assumed By Buyer
  Accounts Payable                                        7,963,073
  Capital Leases Payable                                    295,255
  Accrued Liabilities                                     4,326,109
  Accrued Property and Other Taxes                          629,632
  Other Long Term Liabilities                               795,672

  Total Liabilities to be Assumed by Buyer               14,009,741

Liabilities Not to Be Assumed by Buyer

  Notes Payable, Marine Midland Bank                      2,382,000
  Amounts Due Affiliates                                     96,749
  Asco Letters of Credit Payable - Intransit              1,934,721
  Asco Letters of Credit Payable - Discounted             6,238,051
  Accrued Interest                                          130,158
  Income Taxes Payable (Receivable)                      (1,089,904)

  Debt - Affiliates, Short Term                          29,445,000
  Debt - Affiliates, Long Term                           25,000,000

Total Liabilities Not to Be Assumed By Buyer             64,136,775

Total Liabilities                                        78,146,516

Shareholders' Equity                                     (1,737,589)

Total Liabilities and Stockholders Equity                76,408,927



                               Schedule 2.1(ii)

                             Woods Industries, Inc.
                       Estimate of Net Asset Adjustment
                              November 27, 1996

                                                  Offering
                                                 Memorandum      Projected
                                                  30-Jun-96      30-Nov-96
                                                 ----------      ---------
Assets
------
  Cash and Cash Equivalents                      (1,157,820)      (500,000)

  Accounts Receivable (Trade)                    22,173,105     35,321,000
  Accounts Receivable (Other)                     1,998,823      1,300,000
  Accounts Receivable Reserve                      (678,928)      (850,000)
                                                 ----------     ----------
  Accounts Receivable (Net)                      23,493,000     35,771,000

  Inventories, Net                               35,731,636     36,000,000

  Prepaid Expenses and Other Current Assets         475,633        500,000

  Income Tax (Payable) Receivable - State                          141,371

  Property, Plant and Equipment at Cost          21,457,674     22,588,382
  Accumulated Depreciation                       (8,133,897)    (9,427,368)
                                                 ----------     ----------
  Property, Plant and Equipment, Net             13,323,777     13,161,014

  Cash Surrender Value of Life Insurance            164,352        100,000

  Patents and Trademarks, Net                       426,166        400,000

  Total Assets                                   72,456,744     85,573,385


Liabilities
-----------
  Accounts payable                                7,963,073     10,000,000

  Capital Leases Payable                            295,255        244,000

  Accrued Liabilities, Accrued
   Property and Other Taxes                       4,326,109      6,751,000

  Accrued Property and Other Taxes                  629,632        370,000

  Other Long Term Liabilities                       795,672      1,114,000

  Total Liabilities                              14,009,741     18,479,000

  Net Assets                                     58,447,003     67,094,385

  Increase from June 30, 1996                                    8,647,382